Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(Stock code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

Rights issue proposed to be made by China United

Telecommunications Corporation Limited

On 28 June 2004, CSRC approved the rights issue proposed to be made by the A Share Company, an indirect controlling shareholder of the Company. This Announcement contains certain information extracted from or relating to the A Share Rights Issue Prospectus to be issued in Mainland China by the A Share Company on 29 June 2004.

With reference to the announcement made by the Board on 13 April 2004, the Board announces that it has been notified by the A Share Company, an indirect controlling shareholder of the Company that on 28 June 2004, CSRC approved the rights issue proposed to be made by the A Share Company.

This Announcement contains certain information extracted from or relating to the A Share Rights Issue Prospectus to be issued in Mainland China by the A Share Company on 29 June 2004. The full text of the A Share Rights Issue Prospectus may be downloaded from and browsed at http://www.chinaunicom-a.com.

A.                                    Basic information on the A Share Rights Issue

1.                                       Type of shares: RMB denominated ordinary shares (A shares)

2.                                       Nominal value per share: RMB1.00

3.                                       Targets of the rights issue: All holders of the shares in circulation registered with China Securities Depository & Clearing Corporation Limited Shanghai Branch after closing of the market on 6 July 2004 (holders of the shares not in circulation, including Unicom Group, Unicom Xingye, Unicom Import & Export, Unicom Paging and Beijing Unicom Xingye have all given up their right to participate in the rights issue).

4.                                       Proportion of the rights issue: The rights issue will be offered on the basis of the 5,000,000,000 shares in circulation as of 31 December 2003 according to the proportion of three rights shares for every 10 existing shares. The total number of the rights shares shall be 1,500,000,000.

5.                                       Price for the rights share: RMB3.00 per share.

6.                                       Estimated total amount of proceeds and issuing expenses: It is estimated that the proceeds of the rights issue will be RMB 4.5 billion, all in cash. After deduction of issuing expenses of RMB 85.3 million, the net proceeds received by the A Share Company will be RMB 4.4147 billion.

7.                                       The proceeds of this rights issue will all be used for the acquisition of part of the shareholding of Unicom Group in Unicom BVI. The price of the share acquisition shall be the audited net book value of the corresponding part of the shareholding in Unicom BVI as of 31 December 2003. Unicom Group will inject capital into Unicom New Horizon by way of capital increase using the proceeds from the disposal of shareholding in Unicom BVI, which Unicom New Horizon will use on CDMA network construction, payment for equipment or bank loan repayment. Please see the indicative chart below for the shareholding structure of the Company immediately before the rights issue and the share acquisition:

Please see the indicative chart below for the shareholding structure of the Company immediately after the rights issue and the share acquisition:

B.                                    Certain Business Information

(1)                                  Business Data as of 31 March 2004

Market share of the Company’s cellular subscribers (including GSM and CDMA subscribers) in the 30 provinces where the Company provides cellular services	33.9%
Market share of the Company’s PSTN long distance outgoing calls	13.7%
Market share of the Company’s IP telephony outgoing calls	11.7%
Market share of the Company’s Internet subscribers	23.5%
CDMA network capacity leased by the Company	26,050,000 subscribers
Number of local transmission network built by the Company	More than 300
Total length of local optical fiber transmission lines built by the Company	514,000 km
Length of optical fiber transmission network built by the Company	618,000 km
Including: length of long distance optical fiber transmission network	114,000 km
Number of cities where dial-up Internet access services have been launched by the Company	328
Number of cities where dedicated line Internet access services have been launched by the Company	326

(2)                                  Business Data as of 31 December 2003

Number of cities where data communication business has been launched by the Company	273
Number of the Company’s sales outlets	63,000 approximately, including over
4,000 self-owned sales outlets

(3)                                  Data on the CDMA Network

The total amount of investment made by Unicom New Horizon in the first phase of the CDMA network is RMB19.2 billion, with a capacity of 15.81 million subscribers, representing a cost of RMB1,214 per subscriber; the total amount of investment made by Unicom New Horizon in the second phase of the CDMA network is RMB27.4 billion, with a capacity of 20.69 million subscribers, representing a cost of RMB1,325 per subscriber.

(4)                                  Connected Transaction

Business Cooperation between CUCL and Unisk Co

CUCL and Unisk Co, a 51% subsidiary of Unicom Group which is the ultimate controlling shareholder of the Company, entered into the Cooperation Agreement for Value-added Cellular Services in March 2004. According to this agreement, CUCL provides Unisk Co with communication channels and network subscriber resources and Unisk Co provides value-added services to subscribers through CUCL’s cellular networks and data platforms. The agreement provided that the information service charges shall be billed and collected by the Company on behalf of Unisk Co which will not collect fees from subscribers. This continuing transaction is and will be entered into on normal commercial terms and the Company expects that the annual amount involved will fall within the de minimus threshold under the Listing Rules and will not trigger the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

C.                                    Risks Associated with the Responsibility for the Provision of Universal Service of Telecommunications

Pursuant to the Universal Service of Telecommunications in Rural Areas: The Implementation Scheme for Connecting the Rural Areas promulgated by the MII, each operating telecommunication company shall assume its own responsibility regarding the provision of universal service of telecommunications in a manner whereby China will be divided into different regions and each operating telecommunication company will be responsible for the regions allocated to it. The MII is studying the establishment of a cost compensation mechanism for the provision of universal service of telecommunications. The universal service of telecommunications has been launched on a trial basis in certain areas in the first half of 2004. The formal scheme of the universal service of telecommunications is still being studied by the relevant government departments. If the MII decides to fully launch the universal service of telecommunications in China, the operating cost of the Company may rise and the financial position of the Company may be adversely affected. The Company will make further announcement as and when appropriate.

Solutions:

(1)                                  The Company will harness its advantage as an integrated telecommunication operator and keep its cost down as far as possible by adopting advanced and suitable technology while maintaining the quality of communication.

(2)                                  The Company will actively sought supportive policies from local governments.

D.                                    Certain Technical Information

(1)                                  Telecommunication business operation license and frequency resources

The Company has recently obtained a license for the operation of Internet information service businesses (reference number: Jing ICP Zheng No. 030109, valid from 26 February 2003 to 25 February 2008). The Company has also recently obtained 3.5GHz frequency for the ground fixed wireless access system (reference number of the relevant approval document: Xin Bu Wu [2003] No. 125).

(2)                                  Important patented and non-patented technologies

Unicom Group has formulated certain enterprise technical standards according to the business characteristics of the Company. The Company may use these technical standards to build networks that are differentiable from other telecommunication operators’:

•                                          China Unicom CDMA handset with UIM card technology

•                                          China Unicom G&C Mobile Dual Model System Serial Technology

•                                          China Unicom Value-added Serial Technology

•                                          China Unicom CDMA Terminal Serial Technology

(3)                                  Research and development

The Company’s research and development emphasises on reinforcing foundation work. Cooperation among all business departments and increase in research and development funding enhances the Company’s innovativeness in technology, providing strong technical support for the Company’s development. The Company’s research and development budget for 2004 is RMB370 million, which will be spent mainly on the development of new services such as cellular data and integrated services, research and testing of the integrated management support system and testing of new telecommunications network technology.

In 2003, the Company’s major development projects include:

•                                          Strengthening research on frontline technologies in view of the third generation cellular communication technology, the evolution of network into the next generation and the characteristics of the Company’s integrated businesses, including the pilot project for the construction of the China Next Generation Internet (CNGI) led by the National Development and Reform Commission and the trial project for the third generation cellular communication technology led by the MII;

•                                          Completing a large number of key new technology research and development projects of the Company, such as the experimental G&C commercial use network, experiments on softswitching and experiments on the integrated intelligent platform technology; and conducting research on the coordinated development between GSM and CDMA networks together with the active evolution of network into the next generation, raising the Company’s competitiveness in its core technology;

•                                          Completing the experiments on new business development projects such as outsourcing call centre business and mobile base energy saving and passing the relevant assessment tests;

•                                          Organising relevant experts to conduct technical assessment on the “China Unicom Multiple Businesses Unified Network Platform” as entrusted by the MII. This technology provides a sound support platform for the development of the Company’s data business and other integrated businesses, has been acclaimed by the experts to reach a “leading level internationally” and was awarded first-ranking prize in technological progress by the MII in 2003.

E.                                      Definitions

In this Announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A Share Company”	China United Telecommunications Corporation Limited, a company incorporated under the laws of the PRC, and an indirect controlling shareholder of the Company.
“Beijing Unicom Xingye”	Beijing Unicom Xingye Science and Technology Trade Co. Ltd, a 90% subsidiary of Unicom Group and a limited liability company incorporated in the PRC.
“Board”	the board of directors of the Company.
“BREW”

a set of comprehensive solutions provided by QUALCOMM for the end-to-end wireless application development, equipment configuration, application distribution, application billing and payment. Specifically designed for the exploration of the wireless environment, it fully utilizes and takes into account the characteristics of wireless networks and realises the functions of wireless terminals to the fullest.

“Company”	China Unicom Limited, a company incorporated in Hong Kong whose Shares are listed on the Hong Kong Stock Exchange and whose ADSs are listed on the New York Stock Exchange.
“CSRC”	China Securities Regulatory Commission
“CUCL”	China Unicom Corporation Limited, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the Company.

“G&C”

addition of a gateway between the two networks, CDMA and GSM. Such a gateway records data relating to the subscribers in the unsubscribed network and realises the unified management of protocol conversion between GSM and CDMA, matter handling and subscription information, in order to achieve roaming between networks of different modes at the business levels.

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
“MII”	Ministry of Information Industry of the PRC.
“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands and the immediate controlling shareholder of the Company.
“Unicom Group”	China United Telecommunications Corporation, a state-owned enterprise established under the laws of the PRC.
“Unicom Import & Export”	Unicom Import & Export Co. Ltd, a 96.7% subsidiary of Unicom Group and a limited liability company incorporated in the PRC.
“Unicom New Horizon”	Unicom New Horizon Mobile Telecommunications Corporation Limited, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Unicom Group.
“Unicom Paging”	Unicom Paging Co. Ltd, a 99% subsidiary of Unicom Group and a limited liability company incorporated in the PRC.
“Unicom Xingye”	Unicom Xingye Science and Technology Trade Co. Ltd, a 95% subsidiary of Unicom Group and a limited liability company incorporated in the PRC.
“Unisk Co.”

Unisk (Beijing) Information Technology Co., Ltd., a Sino-foreign equity joint venture company invested and established by Unicom Group and SK Telecom Co., Ltd. with each holding 51% and 49% of shares in Unisk Co.

The Board of Directors of the Company comprises of:

Executive Directors: Wang Jianzhou, Tong Jilu, Zhao Le, Lo Wing Yan, William and Ye Fengping

Non-executive Director: Liu Yunjie

Independent Non-executive Directors: Wu Jinglian, Shan Weijian, Craig O. McCaw (Alternate Director to Craig O. McCaw : C. James Judson) and Linus Cheung Wing Lam

By Order of the Board China Unicom Limited Yee Foo Hei Company Secretary

Hong Kong, 28 June 2004